UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2016

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 24, 2016, AudioCodes Ltd. (the “Registrant”) issued a press release announcing court approval of repurchases of up to an additional $15 million of its ordinary shares. A copy of the press release is attached hereto as Exhibit 1 and incorporated by reference herein.

The information set forth in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; and (ix) the Registrant’s Registration Statement on Form F-3, File No. 333-193209.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch Vice President Finance and Chief Accounting Officer

Dated: May 24, 2016

EXHIBIT INDEX

Exhibit No.	Description
1	Press release, dated May 24, 2016, announcing court approval of additional share repurchases.